Exhibit 99.1

HAOXI HEALTH TECHNOLOGY LIMITED

HAOXI HEALTH TECHNOLOGY LIMITED

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30, 2024
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$9,096,424	$6,655,734
Trade receivable, net	734,344	226,747
Supplier advances	5,671,682	5,174,302
Other receivables, net	219,495	235,382
Loan to third parties	4,098,405	3,087,665
Total current assets	19,820,350	15,379,830

Non-current assets
Property and equipment, net	116,193	126,743
Intangible assets, net	2,010,667	—
Operating right-of-use asset	119,562	—
Total non-current assets	2,246,422	126,743

Total Assets	$22,066,772	$15,506,573

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,121,668	$833,521
Accounts payable	674,563	653,694
Due to related parties	6,187	6,187
Advance from customers	724,551	1,185,130
Taxes payable	541,499	1,044,532
Accrued expenses and other liabilities	83,524	102,436
Salary and welfare payable	42,243	41,075
Operating right-of-use liabilities-current	78,580	—
Long-term accounts payable-current	20,615	—
Total current liabilities	3,293,430	3,866,575

Non-current Liabilities
Operating right-of-use liabilities-non-current		—
Long-term accounts payable	30,619	66,365
Long-term borrowing	—	301,678
Total non-current liabilities	30,619	368,043
Total Liabilities	3,324,049	4,234,618

Commitments and contingencies

SHAREHOLDERS’EQUITY:
Class A Ordinary Shares (Par value US$0.0025 per share, 6,000,000 shares authorized 2,205,600, and 598,800 shares issued and outstanding as of December 31,2024 and June 30,2024,respectively)	5,514	1,497
Class B Ordinary Shares (Par value US$0.0025 per share, 2,000,000 shares authorized, and 690,800 and 690,800 shares issued and outstanding as at December 31, 2024 and June 30, 2024, respectively)	1,727	1,727
Additional paid-in capital	18,335,820	10,589,916
Retained earnings	490,674	723,207
Accumulated other comprehensive loss	(91,012)	(44,392)
Total shareholders’ equity	18,742,723	11,271,955

Total liabilities and shareholders’ equity	$22,066,772	$15,506,573

*	Retrospectively restated for effect of reverse share split on January 10, 2025 (see Note 12 and Note 16).

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONDNESED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

	Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$23,954,998	$23,503,910
Cost of revenues	(23,474,605)	(22,302,522)
Gross profit	480,393	1,201,388

Operating expenses:
Selling	30,273	20,564
General and administrative	509,915	331,610
Research and development	67,556	30,842
Total operating expenses	607,744	383,016

(Loss) income from operations	(127,351)	818,372

Other income (loss):
Financial income	133,652	—
Financial expense	—	(16,789)
Other expense	(4,224)	(1,355)
Total other income (loss), net	129,428	(18,144)

Income before income taxes	2,077	800,228

Income tax expense	(234,610)	(40,030)

Net (loss) income	$(232,533)	$760,198

Comprehensive income
Foreign currency translation loss	(46,620)	(604,934)
Total Comprehensive loss (income)	$(279,153)	$155,264

Earnings per ordinary share*
– Basic and diluted	$(0.13)	$0.64

Weighted average number of ordinary shares outstanding
–Basic and diluted	1,814,800	1,179,200

*	On August 5, 2022, the Company issued 1,000,000 ordinary shares in connection with the Reorganization (Note 1). On November 25, 2022, the Company newly issued 179,200 Class A Ordinary Shares to the investor, with the par value credited to ordinary shares. All references to numbers of ordinary shares and per-share data in the accompanying condensed unaudited consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Retrospectively restated for effect of reverse share split on January 10, 2025 (see Note 12 and Note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(232,533)	$760,198
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	9,531	11,584
Changes in operating assets and liabilities:
Trade receivable	(513,188)	(208,353)
Supplier advances	(545,599)	(1,001,155)
Other receivables, net	13,969	(544,298)
Accounts payable	26,660	963,687
Advance from customers	(453,648)	(488,561)
Accrued expenses and other liabilities	(18,163)	165,356
Taxes payable	(497,619)	640,938
Operating lease right-of-use assets	(120,418)	44,661
Operating lease liabilities	79,143	(44,661)
Salary and welfare payable	1,531	1,604
Net cash provided by (used in) operating activities	(2,250,334)	301,000

Cash flows from investing activities
Purchase of property and equipment	(5,135)	(16,162)
Purchase of intangible assets	(2,025,063)	—
Loan to third parties	(1,044,625)	—
Net cash used in investing activities	(3,074,823)	(16,162)

Cash flows from financing activities
Proceeds from short-term borrowings	891,514	300,335
Repayment of short-term borrowings	(895,344)	(101,974)
Due from a shareholder	53	60,299
Deferred listing costs	—	(19,264)
Net procees from the follow-on offering	7,749,921	—
Net cash Provided by financing activities	7,746,144	239,396

Effect of foreign exchange rate on cash and restricted cash	19,703	(614,803)
Net increase (decrease) in cash	2,440,690	(90,569)
Cash at the beginning of the period	6,655,734	1,203,203
Cash at the end of the period	$9,096,424	$1,112,634

Supplemental disclosures of cash flow information:
Income taxes paid	$5,257	$19,682
Interest paid	$22,490	$15,181
Operating right-of-use asset	119,562	46,213

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN ACCUMULATED EQUITY

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	deficit	income (loss)	equity

Balance as of June 30, 2023	1,179,200	$2,948	$2,176,796	$(568,460)	$(54,740)	$1,566,505
Net Income				760,198		760,198
Foreign currency translation gain					(604,934)	(604,934)
Balance as of December 31, 2023	1,179,200	$2,948	$2,176,796	$191,738	$(659,674)	$1,721,808
Net income	—	—	—	531,469	—	531,469
Issuance of ordinary shares	110,400	276	8,413,120			8,413,396
Foreign currency translation adjustment	—	—	—	—	615,282	615,282
Balance as of June 30, 2024	1,289,600	$3,224	$10,589,916	$723,207	$(44,392)	$11,271,955
Net income	—	—	—	(232,533)		(232,533)
Issuance of ordinary shares	1,606,800	4,017	7,745,903	—	—	7,749,921
Foreign currency translation adjustment	—	—	—	—	(46,620)	(46,620)
Balance as of December 31, 2024	2,896,400	$7,241	$18,335,819	$490,674	$(91,012)	$18,742,723

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Haoxi Health Technology Limited (“Haoxi”) is a company incorporated under the laws of the Cayman on August 5, 2022. It is a holding company with no business operation.

On August 30, 2022, Haoxi formed its wholly owned subsidiary, Haoxi Information Limited (“Haoxi HK”), in Hong Kong. On October 13, 2022, Haoxi HK formed its wholly owned subsidiary, Beijing Haoxi Health Technology Co., Limited (“WFOE”), in the People’s Republic of China (the “PRC”).

Beijing Haoxi Digital Technology Co., Ltd. (“Haoxi BJ”) is a limited liability company incorporated on September 26, 2018, under the laws of China.

On November 25, 2022, WFOE acquired 100% equity interest of Haoxi BJ, as a result, Haoxi BJ became a wholly-owned subsidiary of WFOE.

As described below, Haoxi, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiary, Haoxi BJ. Accordingly, Haoxi consolidates Haoxi BJ’s operations, assets, and liabilities. Haoxi and its subsidiaries, are collectively hereinafter referred as the “Company.”

Haoxi together with its wholly owned subsidiaries, Haoxi HK, WFOE, and Haoxi BJ, were effectively controlled by the same shareholders before and after the Reorganization and, therefore, the Reorganization is considered one for entities under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The Company’s current corporate structure is as follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying anaudited consolidated financial statements (“CFS”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions are eliminated upon consolidation. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to the afore-mentioned SEC rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended 2024 and 2023. Operating results for the six-month period ended December 31, 2024 are not necessarily indicative of the results that may be expected for the year ending June 30, 2025.

(b) Principles of consolidation

The CFS include the financial statements of the Company, its subsidiaries for which the Company exercises control and, when applicable, entities in which the Company has a controlling financial interest or the ultimate primary beneficiary.

All transactions and balances between the Company and its subsidiaries were eliminated in the consolidation.

(c) Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for expected credit loss, useful lives of property and equipment and intangible assets, ,impairment of long-lived assets, realization of deferred tax assets. Actual results could differ from those estimates.

(d) Cash and cash equivalents

Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use in accounts maintained with commercial banks. The Company maintains bank accounts in mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs.

(e) Trade receivable, net

Trade receivables are presented net of allowance for expected credit loss. The Company reduces trade receivable by recording an allowance for expected credit loss to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for expected credit loss based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment.

(f) Advances to suppliers, net

Advances to suppliers represents balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers periodically and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Electronic equipment	3 years

(h)Intangible assets, net

Intangible assets are digital assets acquired from third-party suppliers and mainly include 3D models with finite lives and are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic life.

Estimated useful lives are as follows:

Category	Estimated useful lives
Licensed digital assets	5 years

(i) Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

(j) Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1	-	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2	-	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3	-	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments including cash, restricted cash, trade receivable, advances to suppliers, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined to be impaired.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Leases

The Company follows Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right of use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

(l) Revenue recognition

The Company is an online marketing solutions provider which provides customer-tailored internet marketing services based on data analysis technology. The Company’s revenue primarily includes advertising service revenue.

Revenue from advertising services primarily consists of revenue from providing online advertising services. Revenue represents the amount of consideration that the Company is entitled to in exchange for the transfer of promised services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of Accounting Standards Codification (“ASC”) 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. The Company also evaluates whether it is appropriate to record the gross amounts of services sold and the related costs, or the net amounts earned as commissions. Payments for services are generally received after deliveries. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company.

Online Marketing solutions Services

The Company provides one-stop online marketing solutions, including traffic acquisition from top online media platforms, content production, data analysis and advertising campaign optimization, to its advertisers. It charges the advertisers primarily based on a mix of Cost-Per-Click (“CPC”) (recognize revenue when specified action, such as click-throughs, is performed) or Cost-Per-Time (“CPT”) (recognized revenue over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation). Media partners may also grant to it rebates mainly based on gross advertisement spending (i) in the form of prepayments for future traffic acquisition; (ii) to net off the account payables the Company owed to them; or (iii) in cash.

While none of the factors individually are considered presumptive or determinative, under this business model, the Company is the primary obligor and responsible for (i) identifying and contracting with third-party advertisers which the Company views as customers, and delivering the specified integrated services to the advertisers; (ii) bearing certain risks of loss to the extent that the cost incurred for producing contents, formulating advertisement campaign and acquiring user traffic from online media platforms cannot be compensated by the total consideration received from the advertisers, which is similar to inventory risk; and (iii) performing all the billing and collection activities, including retaining credit risk. The Company assumes ownership in the specified service before the service is delivered to the advertiser and acts as the principal of these arrangements and therefore recognizes revenue earned and costs incurred related to these transactions on a gross basis. Under this business model, the rebates earned from media partners are recorded as a reduction of cost of services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The core principle underlying the revenue recognition ASC 606 is that the Company recognizes revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s advertising service contracts have one single performance obligation, being the promise to display customers’ advertisement on the media platform, The services, such as content production, data analysis and advertising campaign optimizations, are performed as inputs to produce or deliver the combined output specified by the customer, and are highly interrelated, thus each of services cannot be separately performed to fulfil the promise and is, therefore, not distinct. Under ASC 606, the related revenues are recognized. When the Company provides services to customers which are charged based on the CPC model, control of services transfers when the specific action such as click-throughs is performed. When the Company provides services to customers which are charged based on the time advertised under the CPT model, control of services transfers over time and revenue is recognized over the period of the contract by reference to the progress, which is measured by the duration for displaying the advertisement, towards complete satisfaction of that performance obligation, which is measured by the elapse of the displaying period.

CPC, is a performance-based metric and under which we charge our customers when an Internet user clicks the online advertisement we placed. Most of our customers are charged based on the CPC mechanism. Under the CPT mechanism, we charge our customers for placing an online short video for a specific period of time. Few of our customers which intend to promote their brand name on the media platform adopt CPT model.

The transaction price under CPC model for marketing solutions is based on the bidding price that varies from time to time due to the advertisement bidding price competition mechanism set by media platforms. Only the advertisement with the highest bidding prices can be displayed and such bidding prices will be recognized as transaction prices once the internet users click on the advertisements. We receive invoices from media partners. The invoiced fees contained therein are equal to: (x) traffic acquisition costs (equal to bidding price per click-through multiplied by users’ click-throughs), minus, (y) rebates from media partners as agreed, and the invoice fees are then recognized as cost of revenue. We then issue invoices to our advertising customers and charge our advertising customers, with the amount equal to: (x) the traffic acquisition costs, plus, (y) service charge, and the total amount is recognized as revenue.

Under the CPT model, the transaction price we charge our advertiser customers for placing advertisement for a specific period of time is contractually agreed by our advertiser customers and us. We recognize revenue over the period of the contract by reference to the progress, which is measured by the duration for displaying the advertisement, towards complete satisfaction of that performance obligation, which is measured by the elapse of the displaying period. We receive invoices from media partners equivalent to traffic acquisition costs (equal to the predetermined CPT by the media platforms, multiplied by the duration of display) minus rebates from media partners as agreed, and recognize as cost of revenue.

(m) Cost of revenue

The Company’s cost of revenue consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for staff providing marketing solutions including content production, data analysis and advertising campaign optimizations.

(n) Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, primarily consist of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Income taxes

The Company’s subsidiaries in mainland China and Hong Kong are subject to the income tax laws of mainland China and Hong Kong. No taxable income was generated outside the PRC for six months ended December 31,2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31,2024 and 2023.

(p) Value added tax (“VAT”)

Sales revenue is the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 6%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying CFS. All of the VAT returns filed by the Company’s subsidiaries in the PRC, remain subject to examination by the tax authorities for five years from the date of filing.

(q) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31,2024 and 2023, there were no dilutive securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income(loss). Other comprehensive income(loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income(loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

(s) Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the CFS:

	Six Months Ended December 31, 2024	Years Ended As of June 30, 2024	Six Months Ended December 31, 2024	Six Months Ended December 31, 2023
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:USD1	7.1884	7.1268	7.1373	7.1587

(t) Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(u) Statements of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittances.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank (approximately $70,000). However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash, restricted cash and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Currently, all of the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in U.S. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittances abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash, trade receivable, trade receivable – related parties, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in U.S. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

(w) Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(x) Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. As an “emerging growth company,” or EGC, the Company elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to private companies. While the Company continues to evaluate certain aspects of the new standard, it does not expect the new standard to have a material effect on its financial statements and the Company does not expect a significant change in its leasing activities between now and adoption.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for the year ending December 31, 2024, and the expanded interim disclosures are effective in 2025 and will be applied retroactively to all prior periods presented. The Company is currently evaluating the impact that ASU 2023-07 will have on our CFS.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on our CFS and whether we will apply the standard prospectively or retroactively.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires disclosure of disaggregated income expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization, among other things. The amendment also requires companies to provide a qualitative description of expense captions not separately disaggregated, as well as the total amount of selling expenses and, annually, the entity’s definition of selling expenses. The amendment is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is in the process of evaluating the impact ASU 2024-03 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

NOTE 3 – TRADE RECEIVABLE, NET

As of December 31, 2024 and June 30,2024, trade receivable, net consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Trade receivable	$734,344	$226,747
Less: allowance for expected credit loss	—	—
Trade receivable, net	$734,344	$226,747

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Advances for products and services purchasing from third parties	$5,671,682	$5,174,302
Less: allowance for expected credit loss	—	—
Advances to suppliers, net	$5,671,682	$5,174,302

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Loans to third parties (1)	$4,098,405	$3,087,665
Less: allowance for expected credit loss	—	—
Prepaid expenses and other current assets	$4,098,405	$3,087,665

	December 31, 2024	June 30, 2024
	(Unaudited)
Other receivables	247,317	263,445
Less: allowance for expected credit loss	(27,822)	(28,063)
Other receivables,net	$219,495	$235,382

(1)	The loans were made to business partners for short-term working capital purpose. The loans mature within 1 year and carry interest of 8% is paid semiannually.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

Individual loan exceeding 5% of current assets are as following:

June 30, 2024
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable As of June 30, 2024	Contract Term
Borrowers A	$1,500,000	8%	35,836	2024.03.13-2025.03.13
Borrowers B	$1,020,000	8%	30,404	2024.02.15-2025.02.15
Borrowers A	$500,000	8%	1,425	2024.06.17-2025.06.17

December 31, 2024 (Unaudited)
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable As of December 31, 2024	Contract Term
Borrowers A	$1,500,000	8%	60,000	2024.03.13-2025.03.13
Borrowers B	$1,020,000	8%	40,800	2024.02.15-2025.02.15
Borrowers A	$500,000	8%	20,000	2024.06.17-2025.06.17
Borrowers A	$1,000,000	8%	10,740	2024.11.12-2025.11.12

The movement of allowance of doubtful accounts is as follows:

	December 31, 2024	June 30, 2024
	(Unaudited)
Balance at beginning of the year	$28,063	$37,366
Current year addition	(241)	(9,303)
Write-off	—
Foreign exchange difference	—
Balance at end of the year	$27,822	$28,063

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Electronic equipment	$155,107	$156,448
Less: accumulated depreciation	(38,914)	(29,705)
Property, plant and equipment, net	$116,193	$126,743

NOTE 7 – INTANGIBLE ASSETS, NET

	December 31, 2024	June 30, 2024
	(Unaudited)
Licensed digital assets	$2,080,000	$—
Less: accumulated amortization	(69,333)	—
Intangible assets, net	$2,010,667	$—

Additions are all acquired from third-party suppliers in the current year.

As of December 31, 2024, the estimated future amortization expense for licensed digital assets is as follows:

Year Ending December 31
2024	$69,333
2025	416,000
2026	416,000
2027	416,000
2028	416,000
2029	346,667
Total	$2,080,000

Amortization expense was $69,333 for the six-month period ended December 31, 2024. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the six-month period ended December 31, 2023, no such cost was incurred.

NOTE 8 – LEASES

On July 9, 2024, Haoxi BJ entered into a lease with an individual (the “Landlord 1”) for an office at 801/802, Block C, 8 / F, 103, Huizhong Li, Chaoyang District, Beijing. The lease was from July 1, 2024 to June 30, 2026, and annual rental was RMB589,200 ($81,965), to be paid quarterly.

These lease agreements do not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

For the Six Months Ended December 31,2024 and 2023, the Company occurred operating lease expense of $40,983 for Locke Time and $88,345(Includes Locke Time for $42,247 and Vantone Center for $46,098 ), respectively.

NOTE 8 – LEASES (cont.)

The weighted-average remaining lease term and the weighted-average discount rate of the lease is as follows:

December31, 2024
Weighted-average remaining lease term	1 year

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31 ,2024:

12 months ending December 31,	Operating
(Unaudited)
2025	$81,965
Total lease payments	81,965
Less: imputed interest	(3,149)
Total lease liabilities	$78,817

NOTE 9 – LONG TERM PAYABLE

On February 7, 2023, Beijing Haoxi signed an auto loan with Mercedes-Benz Auto Finance Co., Ltd. for RMB800,000 (approximately $111,290) to purchase a car worth RMB1,000,000 (approximately $139,113) with a down payment of RMB200,000 (approximately $27,822). The repayment period of the loan is 3 years with a monthly installment of RMB24,698. Mr. Xu Lei was the guarantor. As of December 31 ,2024, long-term payable were $51,234 (including current portion of $20,615 and noncurrent portion of $30,619). Long-term payable-non-current, net consisted of the following:

December 31, 2024
Long-term payable	53,612
unrecognized financing expense	(2,378)
Long-term payable, net	51,234
Less; Long-term payable, current	20,615
Long-term payable, non-current	30,619

The weighted-average remaining loan term and the required rate of return required by the lender is as follows:

December 31, 2024
Weighted-average remaining lease term	14 months

The required rate of return required by the lender	6.99%

NOTE 10 – LOANS

Short-term loans of the Company consist of the following:

	December 31, 2024
	(Unaudited)
	Principal Amount	Annual Interest Rate	Contract term
China Construction Bank(1)	$118,246	3.95%	2024.07.24-2025.07.24
China Construction Bank (1)	120,333	3.95%	2024.11.13-2025.11.13
China Construction Bank (1)	77,903	3.82%	2024.11.13-2025.11.13
China Construction Bank(1)	269,601	3.82%	2024.11.13-2025.11.13
Bank of China(3)	236,492	4.15%	2023.06.28-2025.06.28
Bank of Communications(2)	299,093	Details	2023.11.27-2025.11.27
Total	$1,121,668

	June 30, 2024
	Principal Amount	Annual Interest Rate	Contract term
China Construction Bank(1)	$203,457	3.95%	2023.12.12-2024.12.12
China Construction Bank(1)	77,173	3.95%	2023.12.27-2024.12.27
China Construction Bank(1)	121,420	3.95%	2023.12.26-2024.12.26
China Construction Bank(1)	110,428	3.95%	2024.01.31-2025.01.31
China Construction Bank(1)	68,474	3.85%	2023.12.12-2024.12.12
Bank of China(3)	14,032	4.15%	2023.06.28-2024.12.28
Bank of China(3)	238,537	4.15%	2023.06.28-2025.06.28
Total	$833,521

Long-term loans of the Company as of December 31, 2024 consists of the following:

	June 30, 2024
	Principal Amount	Annual Interest Rate	Contract term
Bank of Communications(2)	301,678	Details	2023.11.27-2025.11.27
Total	$301,678

(1)	These loans with China Construction Bank carry the fixed interest rate and are unsecured.

(2)	The loans from Bank of Communications of China are unsecured and carry floating interest rates. The interest rate of each loan is based on the one year Chinese Loan Prime Rate, or LPR, to the agreed “Pricing Benchmark date,” according to the value of addition (subtraction) points agreed upon in the Application for the Use of Loan on the draw date. The applicable date of the Pricing base shall be the draw date, and the applicable LPR value shall be the last published LPR value before the draw date.

(3)	In connection with the loan with the Bank of China, Mr. Lei Xu provided a guarantee for the repayment of the loan. In addition, Beijing Capital Financing Guarantee Co., Ltd. provided a joint guarantee with Mr. Xu.

Interest expense for the six months ended December 31, 2024 and December 31,2023, was $22,490 and $15,181 respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, and June 30, 2024:

Name of related parties	Relationship with the Company
Zhen Fan	A shareholder of the Company

	December 31, 2024	June 30, 2024
	(Unaudited)
Amounts due to related parties
Zhen Fan	$6,187	$6,187
	$6,187	$6,187

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

On August 5, 2022, Haoxi’s shareholders approved an Amended and Restated Memorandum and Articles of Association, pursuant to which 6,000,000 shares were authorized as Class A ordinary shares and 2,000,000 shares were authorized as Class B ordinary shares with a nominal or par value of $0.0001 per share (each is hereinafter referred to as “Class A Ordinary Shares” and “Class B Ordinary Shares”). Class A Ordinary Shares are entitled to one vote per share and Class B Ordinary Shares are entitled to 10 votes per share. Haoxi issued 690,800 Class B Ordinary Shares to Mr. Fan Zhen and 309,200 Class A Ordinary Shares to Mr. Lei Xu and four other shareholders on August 5, 2022. On November 28, 2022, the Company newly issued 179,200 Class A Ordinary Shares to the investor, with the par value credited to ordinary shares. On September 20, 2024, the Company newly issued 1,606,800 Class A Ordinary Shares to the investor, with the par value credited to ordinary shares.

The Company held an annual general meeting on January 10, 2025 and the shareholders of the Company voted to pass the following resolutions :

(1)	the Company effected a reverse stock split at a ratio of 25-to-1.

(2)	Increase in the authorized capital. The authorized share capital of the Company was increased from US$200,000 divided into (i) 6,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 2,000,000 Class B Ordinary Shares of par value of US$0.0025 each to US$1,000,000 divided into (i) 300,000,000 Class A ordinary shares of par value of US$0.0025 each and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0025 each.

All the shares and share price in the condensed unaudited consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

Statuary Reserve

In accordance with the Regulations on Enterprises of PRC, WFOE and Haoxi BJ in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of December 31, 2024 and June 30, 2024, the statutory reserves of WFOE and Haoxi BJ have not accumulated retained earnings and, thus, are not required to appropriate statutory reserves. As of December 31, 2024 and June 30, 2024 ,the balances of the statutory reserves were nil and nil, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Haoxi BJ, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the CFS prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and June 30, 2024, restricted net assets of the Company’s PRC subsidiaries were $27,778 and $27,778, respectively.

NOTE 13 – TAXES

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Haoxi is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

Haoxi HK is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate, which WFOE and Haoxi BJ are subject to. In addition, the PRC Enterprise Income Tax Law provides small or qualified small and thin-profit enterprises, the annual taxable income up to RMB1 million ($139,113) is subject to an effective EIT rate of 2.5% from January 1, 2021 to December 31, 2022; where the annual taxable income exceeds RMB 1 million ($139,113) but does not exceed RMB 3 million ($420,3272), the amount in excess of RMB 1 million($139,113) is subject to an effective EIT rate of 5% from January 1, 2022 to December 31, 2024.

The provision for income tax consisted of the following:

Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Current
Cayman Islands	$-	$-
Hong Kong	-	-
China	234,610	40,030

Deferred		-
Cayman Islands		-
Hong Kong		-
China		-
Income tax provision	$234,610	$40,030

The following table reconciles the statutory rate to the Company’s effective tax rate:

	Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Income tax (benefit)/expense computed at applicable tax rates (25%)	25.0%	25.0%
Preferential tax treatment	(11,321)	(20.00)
Effective tax rate	(11,296)%	5.00%

NOTE 13 – TAXES (cont.)

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	December 31, 2024	June 30, 2024
	(Unaudited)
Net operating loss carry forwards	$142,115	$142,115
Deferred tax assets, gross	142,115	142,115
Valuation allowance on net operating loss	(142,115)	(142,115)
Deferred tax assets	$—	$—

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $142,115 was recorded against the gross deferred tax asset balance as of December 31, 2024.,The amount of the deferred tax asset is considered realizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss.

The tax payable consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
VAT payable	$(362,787)	$366,720
Income tax payable	902,829	676,017
Other tax payable	1,457	1,796
Tax payable	$541,499	$1,044,532

NOTE 14 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major Customers

For the six months ended December 31, 2024, none of our customers contributed over 10% revenue of the Company. As of December 31, 2024, account receivable balance of Customers P, I, S and M accounted for approximately 31%, 27%, 12% and 11% of the Company’s total trade receivable.

For fiscal 2024, no customer contributed over 10% revenue of the Company. As of June 30, 2024, Customers A and I accounted for approximately 54% and 17% of the Company’s total trade receivable.

For the six months ended December 31, 2023, none of our customers contributed over 10% revenue of the Company. As of December 31, 2023, account receivable balance of Customer M accounted for approximately 64% of the Company’s total trade receivable.

Major Suppliers

For the six months ended December 31, 2024, Supplier L accounted for approximately 99% of the total purchases. As of December 31,2024, Suppliers U and V accounted for approximately 51% and 49% of the Company’s trade accounts payable.

For fiscal 2024, Supplier L accounted for approximately 100% of our total purchases. As of June 30, 2024, Supplier P accounted for approximately 100% of the Company’s trade accounts payable.

For the six months ended December 31, 2023, Supplier L accounted for approximately 99% of the total purchases. As of December 31,2023, Supplier P accounted for approximately 100% of the Company’s trade accounts payable.

NOTE 15 – CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024, the Company was not aware of any litigation or lawsuit against it.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the April 22, 2025 and determined that there have been no events that have occurred that would require adjustments to disclosure in the consolidated financial statements except for the following:

The Company held an annual general meeting on January 10, 2025 and the shareholders of the Company voted to pass the following resolutions :

(1)	the Company effected a reverse stock split at a ratio of 25-to-1.

(2)	Increase in the authorized capital. The authorized share capital of the Company was increased from US$200,000 divided into (i) 6,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 2,000,000 Class B Ordinary Shares of par value of US$0.0025 each to US$1,000,000 divided into (i) 300,000,000 Class A ordinary shares of par value of US$0.0025 each and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0025 each.

All the shares and share price in the condensed unaudited consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.